RECEIVED
2019 JUN -6 AM 8:03
SEC / TM

SI

19010481

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING: 1/1/2018 ENDING 12/31/2018
MM/DD/YYYY

A. REGISTRANT IDENTIFICATIONS

NAME OF BROKER-DEALER: Monere Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. LaSalle Street Suite 4150
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Arthur F. Harmon (312) 585-3850
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Ryan & Juraska LLP
(Name-if individual, state last, first, middle name)

141 W. Jackson Blvd. Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John G. Bouckaert swear {or affirm}, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Monere Investments, Inc. as of December 31, 2018 are true and correct. I further swear {or affirm} that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ANDREW J WYKRETOWICZ
"OFFICIAL SEAL"
My Commission Expires
January 12, 2020
NOTARY PUBLIC STATE OF ILLINOIS

President

Signature

Subscribed and sworn to before me this

Day of: February 19, 2019

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-3
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A copy of the Exemption Report.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11 (d) 2 (iv).
- ☐ (p) Independent Auditor's Report on Internal Accounting Control.

**For conditons of confidential treatment of certain portions of this filing, see Section 240. 17a-5 (e) (3).

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Monere Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Monere Investments, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Monere Investments, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Monere Investments, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monere Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Monere Investments, Inc.'s auditor since 2014.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 19, 2019

MONERE INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash		84,003
Receivable from broker		576,238
Commissions receivable		40,269
Prepaid expenses		40,274
Receivable from affiliate		18,539
Employee receivable		15,200
Fixed assets (net of accumulated depreciation of $18,708)		8,008
Other assets		5,952
Total Assets	**$**	**788,483**

LIABILITIES & STOCKHOLDER'S EQUITY

Payable to affiliate		127,996
Commissions payable		98,134
Accounts payable and accrued expenses		55,500
Total Liabilities	$	281,630
STOCKHOLDER'S EQUITY: (NOTE 2)		
Common stock, no par value, $10 stated value, authorized 10,000 shares		
1,000 shares issued and outstanding		10,000
Additional paid-in capital		1,910,339
Retained deficit		(1,413,486)
Total Stockholder's Equity	$	506,853
Total Liabilities & Stockholder's Equity	**$**	**788,483**

The accompanying notes are an integral part of this statement.

MONERE INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2018

NOTE 1-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Atrium Trading, Inc., an Illinois corporation was incorporated under the laws of the State of Illinois on October 1, 2000. The name of Atrium Trading, Inc., was changed to Monere Investments, Inc. (the "Company") on September 17, 2014. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA), is registered as an Introducing Broker with the Commodity Futures Trading Commission and is a member of the National Futures Association ("NFA"). The Company's primary business purpose is to provide an avenue for its clients for self-directed trading of various asset classes including securities and insurance based products for a commission.

Effective August 28, 2014, the Company became a wholly owned subsidiary of Monere Holdings, Inc. ("MHI"). MHI was organized in Illinois on June 5, 2014 and is 100% owned by employees of the Company.

Clearing Agreement

The Company, under Rule 15c3-3 (k) (2) (ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organization of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company has elected to be taxed as a Qualified Subchapter S Subsidiary under the provisions of the Internal Revenue Code. Under these provisions, the Company does not pay federal income taxes but is subject to Illinois State Replacement Tax. MHI is responsible for reporting the Company's share of profit and loss on its income tax returns.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2015. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2018.

Fixed Assets

Fixed assets are recorded at cost and are depreciated on a straight line basis over their estimated useful lives. For the year ended December 31, 2018 fixed assets consisted of computer equipment.

Financial Instruments Valuation

In accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., "exit price") in an orderly transation between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

NOTE 1-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumtances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs - Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the assets or liability, either directly or indirectly.

Level 3 Inputs - Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgement or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservale in the market, the determination of fair value requires more judgement. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower that the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At December 31, 2018, the Company held no Level, Level 2 or Level 3 investments.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2018, the Company had net capital of $417,753 which was $317,753 in excess of the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.67 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. The Company is also subject to the net capital rules of the NFA. The Company is required to maintain minimum net capital under the NFA rules of $100,000. Under these rules, the Company had excess net capital of $317,753.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with MHI under which shared office, employee and fixed asset costs are allocated between the entities based upon estimated usage. The Company also pays expenses on behalf of its affiliates from time to time outside of the expense sharing allocation. During the year ended December 31, 2018 the Company made payments to MHI totaling $5,500. MHI was indebted to the Company in the amount of $18,539, which is included in the Receivable from affiliate on the Statement of Financial Condition.

The Company also has an expense sharing agreement with Monere Wealth Management, Inc. ("MWM"), a sister subsidiary of MHI. Under the agreement shared office, employee and fixed asset costs are allocated between the entities based on estimated usage. The Company also pays expenses on behalf of its affiliates from time to time outside of the expense sharing allocation. During the year ended December 31, 2018 certain income was received on behaf of MWM and certain expenses were paid on behaf of MWM by the Company. The expense sharing agreement also requires MWM pay the Company a management fee in any profitable month. At December 31, 2018 the Company was indebted to MWM in the amount of $127,996, which is included in the payable to affiliate on the Statement of Financial Condition.

NOTE 3 - RELATED PARTY TRANSACTIONS (continued)

At December 31, 2018 the Company had a receivable due from an employee in the amount of $15,200, for expenses paid by the Company on behalf of an employee. The employee is repaying the obligation to the Company in monthly installments.

NOTE - 4 FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fullfil the customer's obligations. In addition, the Company bears the risk of financial failure by its clearing broker.

The Company also maintains its cash balances in two financial institutions, which at times may exceed federally insured limits. As of December 31, 2018, the Company had no amounts in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE 5 - CREDIT CONCENTRATION

At December 31, 2018, a significant credit concentration of approximately $576,000 is held at the clearing broker (see note 8). Management does not consider the risk associated with the balances held at the clearing broker to be significant.

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company has established a salary reduction (401 (k)) plan for qualified employees. The Company has elected not to make contributions to the plan and is not the trustee of the plan assets.

NOTE 7 - LEASE COMMITMENT

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses included within the leases.

MONERE INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2018
(concluded)

NOTE 7 - LEASE COMMITMENT (concluded)

The Company has obligations under operating leases with non-cancelable terms. Aggregate annual rental for office space at December 31, 2018 are approximately as listed below.

Ending December 31		
Year		Amount
2019	$	148,311
Total	**$**	**148,311**

NOTE 8 - RECEIVABLE FROM BROKER

Amounts receivable from broker at December 31, 2018 consist of deposits of $100,000 and commissions receivable of $476,238.

NOTE 9 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 19, 2019, the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.